Hylsamex
Mexico's Steel

File No. 82-4252

September 20, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: [signature]
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX's Main Subsidiary Prepays US$70 Million of Bank Debt	September 20, 2004

Hylsamex
Mexico's Steel

HYLSAMEX's Main Subsidiary Prepays US$70 Million of Bank Debt

MONTERREY, MEXICO, September 20th, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" or "the Company") announced today that its main subsidiary, Hylsa, S.A. de C.V. has made a US$70 million prepayment to bank loans.

The US$70 million prepayment was applied to amortizations scheduled for 2007 and 2008. Considering this prepayment, the total consolidated debt of Hylsamex now stands at US$691 million, a reduction of US$408 million or 37% from the balance as of year-end 2003.

Hylsamex funded this prepayment through internally generated cash, without drawing funds from its Liquidity Facility, which remains fully available. Hylsamex remains committed to improving its financial profile.

Hylsamex is a steel producer and processor, encompassing the minimill route with vertical integration, which includes readily available sources of low cost iron ore and proprietary technology for the direct reduction of iron. The Company manufactures a broad spectrum of steel products with a significant emphasis on value-added products. Hylsamex, which has a manufacturing and distribution presence in North America, reaches its end customers through an extensive wholly-owned network.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240

odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Hylsamex
El Acero de México®

HYLSA, Subsidiaria Principal de HYLSAMEX, Realizó Prepago de Deuda Bancaria por US$70 Millones

MONTERREY, MEXICO, 20 de septiembre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy que su subsidiaria principal, Hylsa, S.A. de C.V., ha realizado un prepago a su deuda bancaria por un monto de US$70 millones.

Este prepago de US$70 millones fue aplicado a las amortizaciones de 2007 y 2008. Considerando el prepago de hoy, la deuda consolidada de Hylsamex alcanza un saldo de US$691 millones, una reducción de US$408 millones ó 37% en relación al saldo registrado al final de 2003.

Hylsamex utilizó efectivo generado por sus operaciones para realizar este prepago, sin recurrir a su línea de crédito revolvente, que permanece disponible en su totalidad. Hylsamex permanece comprometida a mejorar su perfil financiero.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante

(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 5635 bytes.

Fecha de recepcion: Sep 20 2004 10:50:39:110AM.

Folio de recepcion: 61457.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error


BOLSA MEXICANA DE VALORES

Hylsamex, S.A. de C.V.
File No. 82-4252

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-09-20 10:50:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
20/9/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSA, Subsidiaria Principal de HYLSAMEX, Realizó Prepago de Deuda Bancaria por US$70 Millones

Eventos Relevantes:
MONTERREY, MEXICO, 20 de septiembre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy que su subsidiaria principal, Hylsa, S.A. de C.V., ha realizado un prepago a su deuda bancaria por un monto de US$70 millones.

Este prepago de US$70 millones fue aplicado a las amortizaciones de 2007 y 2008. Considerando el prepago de hoy, la deuda consolidada de Hylsamex alcanza un saldo de US$691 millones, una reducción de US$408 millones ó 37% en relación al saldo registrado al final de 2003.

Hylsamex utilizó efectivo generado por sus operaciones para realizar este prepago, sin recurrir a su línea de crédito revolvente, que permanece disponible en su totalidad. Hylsamex permanece comprometida a mejorar su perfil financiero.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior:

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 20/09/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

HYLSA, Subsidiaria Principal de HYLSAMEX, Realizó Prepago de Deuda Bancaria por US$70 Millones

EVENTO RELEVANTE

MONTERREY, MEXICO, 20 de septiembre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy que su subsidiaria principal, Hylsa, S.A. de C.V., ha realizado un prepago a su deuda bancaria por un monto de US$70 millones.

Este prepago de US$70 millones fue aplicado a las amortizaciones de 2007 y 2008. Considerando el prepago de hoy, la deuda consolidada de Hylsamex alcanza un saldo de US$691 millones, una reducción de US$408 millones ó 37% en relación al saldo registrado al final de 2003.

Hylsamex utilizó efectivo generado por sus operaciones para realizar este prepago, sin recurrir a su línea de crédito revolvente, que permanece disponible en su totalidad. Hylsamex permanece comprometida a mejorar su perfil financiero.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de

negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :